Filed by Apache Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Mariner Energy, Inc.
Commission File No. 333-166964

Bernstein Strategic Decisions Conference June 3, 2010 Steve Farris Chairman & Chief Executive Officer

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Apache has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 containing a preliminary proxy statement of Mariner that also constitutes a preliminary prospectus of Apache. A definitive proxy statement/prospectus will be mailed to stockholders of Mariner. Apache and Mariner also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MARINER ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC's web site, www.sec.gov. Copies of the documents filed with the SEC by Apache will be available free of charge on Apache's website at www.apachecorp.com under the tab "Investors" or by contacting Apache's Investor Relations Department at 713^296^6000. Copies of the documents filed with the SEC by Mariner will be available free of charge on Mariner's website at www.mariner^energy.com under the tab "Investor Information" or by contacting Mariner's Investor Relations Department at 713^954^5558. You may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC's website for further information on its public reference room. Apache, Mariner, their respective directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies from stockholders of Mariner in connection with the proposed transaction. Information regarding Apache's directors and officers can be found in its proxy statement filed with the SEC on March 31, 2010, and information regarding Mariner's directors and officers can be found in its proxy statement filed with the SEC on April 1, 2010. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Cautionary Statement 2

Statements in this document include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, future plans or other statements other than statements of historical fact, are forward-looking statements. We can give no assurance that such expectations will prove to have been correct. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; negative effects from the pendency of the merger; our ability to achieve the synergies and value creation contemplated by the proposed agreement; our ability to promptly and effectively integrate the merged businesses; and the diversion of management time on agreement-related issues. Other factors that could materially affect actual results are discussed in Apache's and Mariner's most recent Forms 10-K as well as each company's other filings with the SEC available at the SEC's website at www.sec.gov. Actual results may differ materially from those expected, estimated or projected. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. References to quantities of oil or natural gas may include amounts that Apache or Mariner believe will ultimately be produced, but that are not yet classified as "proved reserves" under SEC definitions. Cautionary Statement 3

1. Apache Now 2. Growth: Acquisition Summary 3. Growth: 2010 Project Highlights 4 Discussion Points

Urgency, innovation & drive define what's possible Portfolio balance: Our competitive edge Realizations continue to favor oil Exploration focus powers growth Pipeline of development projects + significant 2010 exploration program Exploitation focus remains key strength Application of technology enhances old plays - GW/Permian/Forties Finding markets is at least as important as finding gas Wheatstone LNG Kitimat LNG Financial strength - foundation for recent acquisitions Strong cash flow, $2.1 Bn cash, 'A' credit rating Financially Strong, Diversified, Positioned to Grow 5

#1 Gulf of Mexico Shelf acreage portfolio XXX North Sea Egypt Australia Central Canada Argentina Gulf of Mexico Chile A Global Hydrocarbon Producer 6 Track Record of Building Value Across International Basins

Portfolio Balance - Production Q1 2010 586 Mboed 53% International: 47% N. America ~ 40% Hedged ~ 12% Hedged Commodity Mix Geographical Mix 21% 28% 51% 35 54 119 68 62 39 151 58 North Amercian Gas International Gas Total Oil + Liquids Central Gulf Coast Australia Egpyt Permian Canada Argentina North Sea 7

Portfolio Balance - Oil Premium WTI Oil HH Natural Gas Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 $0.0 $5.0 $10.0 $15.0 $20.0 $25.0 APA_Bernstein SDC - June 3, 2010 $4.34 $73.97 $0.0 $25.0 $50.0 $75.0 $100.0 $125.0 $150.0 8

Live Within Cash Flow - Financial Capacity Intact 2008 2009 2008 2009 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q % $MM 0 5 10 15 20 25 30 Net of Cash (%) GAAP % Cash Debt: Cap $0 $500 $1,000 $1,500 $2,000 $2,500 9

1. Apache Now 2. Growth: Acquisition Summary 3. Growth: 2010 Project Highlights 10 Acquisition Summary

U.S. Crude Oil Production GOM: 29% of U.S. oil production in 2009 34% of U.S. oil production in 2013 47% of U.S. 10-year reserve additions 2007 2008 2009 2010 2011 2012 2013 2014 2015 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 MMBBL/D GOM Deepwater GOM Shelf Rest of U.S. Source: EIA. 11

International Crude Oil Discoveries (10 Years) Source: IHS data excluding U.S. and Canada. Based on recoverable barrels per field and date of field discovery. Deepwater: 40% of total, 52% excluding OPEC and FSU BN BBL OPEC FSU Other OPEC FSU Other OPEC Other 0 5 10 15 20 25 30 35 40 45 Onshore Shallow Water Deepwater 12

Production: 19 MBOE/D (50% oil+liquids) P1 Reserves: 41 MMBOE (49% oil+liquids) High quality, under-exploited, geologically complex properties 79 identified recompletion candidates, 14 reactivations Impactive exploratory upside (26 Probable/Possible prospects) Excellent fit with APA properties & well-maintained infrastructure Devon Property Acquisition 13 Apache Devon

Mariner Portfolio Profile GOM Deepwater 23.7 MBOE/ D 27.0 MMBO E P1 1.5 BNBOE URP Permian Oil 8.9 MBOE/ D 85.8 MMBO E P1 0.2 BNBOE URP GOM Shelf 22.9 MBOE/ D 52.5 MMBO E P1 0.4 BNBOE URP MARINER TOTAL PRODUCTION 59.5 MBOE/D P1 RESERVES 181.2 MMBOE UNBOOKED POTENTIAL 2.0 BNBOE 27 New Plays 4.0 MBOE/ D 15.9 MMBO E P1 TBD BNBOE URP Apache Mariner Devon Lease 213 TBA URP: unbooked resource potential. 14

Portfolio Balance - w/Acquisitions Q1 2010 Production 586 MBOE/D Q1 2010 Pro Forma 664 MBOE/D 53% International 47% International GOM Shelf 17% GOM DW 1% Onshore 2% Permian 9% Central 6% Canada 12% Egypt 26% North Sea 10% Australia 10% Argentina 7% GOM Shelf 21% GOM DW 4% Onshore 3% Permian 10% Central 5% Canada 10% Eqypt 23% North Sea 9% Australia 9% Argentina 6% GOM DW 4% 15

1. Apache Now 2. Growth: Acquisition Summary 3. Growth: 2010 Project Highlights 16 2010 Project Highlights

#1 Gulf of Mexico Shelf acreage portfolio XXX North Sea Egypt Australia Central Canada Argentina Gulf of Mexico Chile 2010 Portfolio of Diversified Growth Potential 2010 Growth Rate: 5%-10% Acquisitions Add Incremental 4-5% 17

E&D Capital Spending Total Capital $6,000 MM North America $3,000 MM - 50% International $3,000 MM - 50% Total Capital $3,959 MM North America $1,929 MM - 49% International $2,030 MM - 51% 2010P 2009 Facilities $756 Drilling $1,830 Non-Drill $454 Prod. $919 NV Expl $550 Drilling $2,700 Non-Drill $550 Prod. $900 Facilities $1,300 *Includes gathering, transmission & processing facilities and P&A in both years 18

Granite Wash - 2010 Drilling Program 2010 Wells: Texas 18 Oklahoma13 Total: 31 10 miles 2009 Well Drilling 2010 Wells Hostetter23H 16.3 mmcfd/702 bpd Marmaton D Stiles Ranch #18-68H 6.6 mmcfd/286 bpd Granite Wash A Stiles Ranch #13-18H 8.2 mmcfd/235 bpd Granite Wash B Granite Wash Play: ~200,000 acres (gross) 2010 Exit Rate - 75 mmcfd (net) 19 Stiles Ranch #16-68H 7.0 mmcfd/324 bpd Granite Wash A Reed 5-2H 1.9 mmcfd/35 bpd Granite Wash Caldwell Rates shown are the peak 30 day average

Permian Horizontal Drilling Potential McElroy: Grayburg Acres: 4000 Pot. Loc.: 55 Wells 2010 Loc.: 2-3 Wells TXL Area: Clearfork Acres: 7000 Pot. Loc.: 60 Wells 2010 Loc.: 1-2 Wells Shafter Lake: San Andres Acres: 2000 Pot. Loc.: 25 Wells 2010 Loc.: 3-4 Wells Slaughter Area: San Andres Acres: 35000 Pot. Loc.: 200 Wells 2010 Loc.: 1-2 Wells Potential Identified: Wells: 362 2010 Wells: 10-14 S. Monument: Abo Acres: 1200 Pot. Loc.: 10 Wells 2010 Loc.: 2 Wells House: Tubb\Drinkard Acres: 2000 Pot. Loc.: 12 Wells 2010 Loc.: 1 Well APA_Bernstein SDC - June 3, 2010 20

Horn River - Activity Ramps Up


2010 Activity Gross Net
Wells Drilled 34 17
Completions 55 27
Producing 44 22
ECA 1-D Pad (16 wells)
Drill Complete Produce
'10 7
'11 9 16 16
APA 70-K Pad (16 wells)
Drilled Complete Produce
'09 16
'10 16 16 - Q2/Q3
ECA 63-K Pad (14 wells)
Drill Complete Produce
'09 5
'10 9 14 14 - Q3/Q4
APA 34-L Pad (16 wells)
Drill Complete Produce
'10 8
'11 8 16 16
APA 52-L Pad (14 wells)
Drill Complete Produce
'09 7
'10 7 14 14 - Q4
ECA 76-K Pad (11 wells)
Drill Complete Produce
'09 11
'10 11
'11 11 – Q1
ECA 1-D Pad
APA 70-K Pad
ECA 76-K Pad
ECA 63-K Pad
ECA70-J Pad
APA 52-L Pad
APA 34-L Pad
Drilling well
Drilling plan
Muskwa drilled
Klua drilled
D&A
Fracs planned
Fracs completed
On production
Disposal wells
Water Source wells
Compressor

21

Horn River Activity 52-L Pad Akita 61 Drilling 70 - K Pad Completions 22 APA_Bernstein SDC - June 3, 2010

Securing Markets: Kitimat LNG 5 mtpa export capacity - First LNG target 2014 Closer to North Asia markets than alternative supplies Additional gas market access for Horn River Apache: 51% interest + operator EOG: 49% remaining interest FID 2011 23 Horn River Basin

Apache in Egypt NEAG 14 Mbopd, 40 MMcfd Qarun Area Fields 51 Mbopd Egypt Region 13 Exploration Concessions 66 Development Leases 11.1 MM Gross Acres Oil: 175,000 BOPD Gas: 775 MMCFGPD ~1200 Total Wells Khalda Area Fields 110 Mbopd 735 MMcfd Eastern Desert Western Desert Mediterranean Sea Red S e a 24

2010 Exploration Drilling – Growth Driver



2010 Program
Exploration - 39
Development - 145
Mediterranean Sea
MATRUH BASIN
SHUSAN BASIN
ALAMEIN BASIN
ABU GHARADIG BASIN
Cairo
Sinai
FAGHUR BASIN
GHINDI BASIN
Red Sea
Western Desert
EGYPT
Eastern Desert
BENI SUEF BASIN
Apache Non-Operated
Apache Development Lease
Apache Operated
40 20 0 40 Km
Main Objective
Cretaceous
AEB
Jurassic

25

Apache CORPORATION

Australia - Project Pipeline Drives Future Growth Devil Creek Gas Plant Varanus Island Hub Reindeer Macedon Halyard N. RANKIN / GOODWYN GORGON WESTERN AUSTRALIA 26 Van Gogh FPSO Pyrenees FPSO Coniston Julimar- Brunello

Van Gogh and Pyrenees VAN GOGH Apache operated FPSO commenced production on February 13th. Production peaked at 72,200 bopd gross in March (52.5% interest) First Oil Off-Take: March 3rd PYRENEES BHPB operated Pyrenees FPSO commenced production February 24th. Production ramped up quickly to 90,000 bopd gross (28.57% interest). Drilling and completion has progressed, Ravensworth wells (31.50% interest) completed in May. Ocean Epoch 27

Exploration and Development Objectives


2010 Program
23 Wells
19 Exploration / Appraisal wells
4 Development
Complete Julimar-Brunello appraisal program
Increase oil production from mature fields
Add reserves to leverage existing infrastructure
Add oil reserves for development through land-based ERD program, gas upside
GAFFER-1
GEMTREE-1
BALNAVES-3
BALTHAZAR-1
JULIMAR SW-1/2
LEGENDRE-S3
STAG-37
STAG-34/35
STAG-36
BAMBRA-10
CHUTNEY-1
EAST SPAR RE-ENTRY
BEAM-1
ZOLA-1
LAUREL-1
BARBERRY-1
BATH-1
BLACK PEARL-1
MACEDON DEV.
FLOATER RIG
JACK-UP RIG
NON-OPERATED

28

Apache CORPORATION

Exploration Success - Organic Growth Pipeline 2008 2009 2010 2011 2012+ 0 20 40 60 80 100 120 140 160 Mboe/d New In Process Complete Julimar Macedon Coniston Salam 5 Reindeer Halvard Arg Gas Plus Phiops Pyrenees Van Gogh Horn River Geauxpher Qasr Gas Asala Waterflood 29

Bernstein Strategic Decisions Conference June 3, 2010 Steve Farris Chairman & Chief Executive Officer